
05000844

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

---

# FORM SE

## FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


RECD S.E.C.
JAN 1 0 2005
1086

| GS Mortgage Securities Corp. (as depositor for the GSAA Home Equity Trust 2005-1 to be formed pursuant to a Trust Agreement, to be entered into relating to the GSAA Home Equity Trust 2005-1, Asset-Backed Certificates, Series 2005-1 | 0000807641 |
|---|---|
| (Exact Name of Registrant as Specified in Charter) | (Registrant CIK Number) |
| Form 8-K for January 10, 2005 | 333-120274 |
| (Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report)) | (SEC File Number, if Available) |

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

PROCESSED
JAN 14 2005
THOMSON FINANCIAL

NY1 5644539v2

## SIGNATURES

*Filings Made by the Registrant.* The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 10 , 2005.

GS MORTGAGE SECURITIES CORP.

By: M Gill
Name: Michelle Gill
Title: Vice President

Exhibit Index



NY1 5644539v2

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

Exhibit 99.2

COMPUTATIONAL MATERIALS
PREPARED BY GOLDMAN, SACHS & CO.

for

GS MORTGAGE SECURITIES CORP.

GSAA Home Equity Trust 2005-1,
Asset Backed Certificates,
Series 2005-1

NY1 5644539v2

GSAA 2005-1 -- TERMSHEET AND PRELIM PRICE GUIDANCE
$505.762mm
GS lead manager/books

| Class | S&P/Moodys | Size(mm) | Clt.Grp | Cr.Spt | AvL | Prin.Wndw | Guidance |
|---|---|---|---|---|---|---|---|
| AV-1 | [AAA]/Aaa | 185.042 | ALL | 10.00 | 1.00 | 02/05-01/07 | 1mL+15a |
| AF-2 | [AAA]/Aaa | 124.208 | ALL | 10.00 | 3.00 | 01/07-06/09 | S+50a |
| AF-3 | [AAA]/Aaa | 33.023 | ALL | 10.00 | 5.00 | 06/09-10/10 | S+70a |
| AF-4 | [AAA]/Aaa | 76.609 | ALL | 10.00 | 8.47 | 10/10-09/14 | S+110a |
| AF-5 | [AAA]/Aaa | 46.543 | ALL | 10.00 | 6.75 | 02/08-09/14 | S+50a |
| M-1 | [AA+]/Aa2 | 16.549 | ALL | 6.80 | 6.36 | 02/08-09/14 | S+110a |
| M-2 | [AA]/A2 | 12.411 | ALL | 4.40 | 6.36 | 02/08-09/14 | S+165a |
| B-1 | [A]/Baa2 | 6.206 | ALL | 3.20 | 6.36 | 02/08-09/14 | S+185a |
| B-2 | [BBB+]/Baa3 | 5.171 | ALL | 2.20 | 6.34 | 02/08-09/14 | S+285a |

Expected Deal Timing:
Intex preprice - available
Launch/Price - week of 1/3
Settle - 1/28